UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2024

WESBANCO, INC.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza
Wheeling, West Virginia		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 304 234-9000

Former Name or Former Address, if Changed Since Last Report : Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	Nasdaq Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

Wesbanco, Inc. issued a press release announcing that the Company's financial results for the third quarter of 2024 will be released after the market close on Wednesday, October 23, 2024. Management will also host a conference call to discuss the Company's financial results for the third quarter of 2024 on Thursday, October 24, 2024 at 3:00 p.m. ET.

The press release is attached as Exhibit 99.1 to this report.

Item 8.01 Other Events.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Wesbanco will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Wesbanco and Premier and a prospectus of Wesbanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, SHAREHOLDERS OF PREMIER, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of Wesbanco and shareholders of Premier prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statement/Prospectus, and other related documents are filed by Wesbanco or Premier with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either Wesbanco’s website at https://www.wesbanco.com or Premier’s website at https://www.premierfincorp.com/.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Wesbanco, Premier, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Wesbanco and Premier in connection with the proposed merger. Information about the directors and executive officers of Wesbanco is set forth in the proxy statement for Wesbanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of Wesbanco or Premier in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, Wesbanco, or Premier using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND PREMIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 - Press release announcing the scheduled release of third quarter 2024 earnings and conference call.

104 – Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Wesbanco, Inc. (registrant)

Date:	October 2, 2024	By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr. Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

WesBanco, Inc. to Host 2024 Third Quarter Earnings Conference Call and Webcast on Thursday, October 24th

Wheeling, WVa., October 2, 2024 – WesBanco, Inc. (Nasdaq:WSBC), a diversified, multi-state bank holding company, announced today it will host a conference call at 3:00 p.m. ET on Thursday, October 24, 2024. Jeffrey H. Jackson, President and Chief Executive Officer, and Daniel K. Weiss, Jr., Senior Executive Vice President and Chief Financial Officer, will review financial results for the third quarter of 2024. Results for the quarter are expected to be released after the market close on Wednesday, October 23, 2024.

Interested parties can access the live webcast of the conference call through the Investor Relations section of the Company's website, www.wesbanco.com. Participants can also listen to the conference call by dialing 888-347-6607, 855-669-9657 for Canadian callers, or 1-412-902-4290 for international callers, and asking to be joined into the WesBanco call. Please log in or dial in at least 10 minutes prior to the start time to ensure a connection.

A replay of the conference call will be available by dialing 877-344-7529, 855-669-9658 for Canadian callers, or 1-412-317-0088 for international callers, and providing the access code of 7056218. The replay will begin at approximately 5:00 p.m. ET on October 24, 2024 and end at 12 a.m. ET on November 7, 2024. An archive of the webcast will be available for one year on the Investor Relations section of the Company’s website (www.wesbanco.com).

About WesBanco, Inc.

With over 150 years as a community-focused, regional financial services partner, WesBanco Inc. (NASDAQ: WSBC) and its subsidiaries build lasting prosperity through relationships and solutions that empower our customers for success in their financial journeys. Customers across our eight-state footprint choose WesBanco for the comprehensive range and personalized delivery of our retail and commercial banking solutions, as well as trust, brokerage, wealth management and insurance services, all designed to advance their financial goals. Through the strength of our teams, we leverage large bank capabilities and local focus to help make every community we serve a better place for people and businesses to thrive. Headquartered in Wheeling, West Virginia, WesBanco has $18.1 billion in total assets, with our Trust and Investment Services holding $5.6 billion of assets under management and securities account values (including annuities) of $1.8 billion through our broker/dealer, as of June 30, 2024. Learn more at www.wesbanco.com and follow @WesBanco on Facebook, LinkedIn and Instagram.

SOURCE: WesBanco, Inc.

WesBanco Company Contact:

John H. Iannone

Senior Vice President, Investor Relations

304-905-7021

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